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08025394

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RECD S.E.C.
FEB 2 / 2008
803

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67549

SEC Mail Processing Section
FEB 27 2008
Washington, DC
105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/03/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TEACHERS FINANCIAL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23072 LAKE CENTER DRIVE, SUITE 104
(No. and Street)

LAKE FOREST (City) CALIFORNIA (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT FERRARO (949)707-1091
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARRY G. DUFFIELD
(Name – *if individual, state last, first, middle name*)

4540 KEARNY VILLA ROAD, SUITE 114 (Address) SAN DIEGO (City) CALIFORNIA (State) 92123 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT FERRARO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEACHERS FINANCIAL INVESTMENT CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President

Title

See attached jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ref: Report of Audit of Financial Statement

STATE OF CALIFORNIA
COUNTY OF ORANGE

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2008, by Robert Ferraro, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(seal)

DAVID JON LEE
Commission # 1616140
Notary Public - California
Orange County
My Comm. Expires Nov 23, 2009

TEACHERS FINANCIAL INVESTMENT CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 3, 2007
TO DECEMBER 31,2007

CONTENTS

HARRY G. DUFFIELD
CERTIFIED PUBLIC ACCOUNTANT
4540 KEARNY VILLA ROAD
SUITE 114
SAN DIEGO, CALIFORNIA 92123

TELEPHONE
(858) 874-0100
FACSIMILE
(858) 874-0107

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Teachers Financial Investment Corporation
Lake Forest, California

I have audited the Statement of Financial Condition of Teachers Financial Investment Corporation as of December 31, 2007, and the related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the period August 3, 2007 through December 31, 2007. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards of the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Teachers Financial Investment Corporation, as of December 31, 2007, and the results of its operations for the period then ended in conformity with U. S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages through is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information Is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

HARRY G. DUFFIELD, C.P.A.
February 13, 2008

TEACHERS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$	9,774
Commission Receivable		2,332
Total Assets	$	12,106

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commission Payable	$	1,866
Accounts Payable		900
Total Current Liabilities		2,766
STOCKHOLDER'S EQUITY		
Capital stock, authorized 10,000,000 issued and outstanding 1,105,000 shares, no par value		10,222
Retained Earnings (Deficit)		(882)
Total Stockholder's Equity		9,340
Total Liabilities and Stockholder's Equity	$	12,106

See Independent Auditor's Report and Notes to Financial Statements

TEACHERS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF OPERATIONS
FOR THE PERIOD AUGUST 3, 2007
THROUGH DECEMBER 31, 2007

REVENUE	
Commissions	3,491
Interest Income	61
	3,552
EXPENSES	
Commissions	2,351
Professional Fees	2,500
Other	(418)
	4,433
NET INCOME (LOSS)	$ (881)

TEACHERS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD AUGUST 3, 2007 THROUGH DECEMBER 31, 2007

	COMMON STOCK		RETAINED EARNINGS (DEFICIT)
	NUMBER	AMOUNT	
BALANCE AUGUST 3, 2007	-	$ -	$ -
SHARES ISSUED		10,222	
NET (LOSS)			(882)
BALANCE DECEMBER 31, 2007		$ 10,222	$ (882)

TEACHERS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE PERIOD AUGUST 3, 2007
THROUGH DECEMBER 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(882)
Other		434
Cash Flow (Deficit) from Operating Activities		(448)
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of Stock		10,222
Cash Flow for the Period		9,774
Cash - Beginning of Period		0
Cash - End of year	$	9,774

TEACHERS FINANCIAL INBVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company was incorporated on August 2, 2006 and registered as a broker-dealer under the Securities Exchange Act of 1934 on August 3, 2007. The Company commenced securities transactions in October, 2007. These financial statements are prepared using the accrual method of accounting. The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only). Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company's receivables are from the Company's registered representatives and consulting clients.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2007 the Company's net capital is $9,340 which is $4,340 in excess of the minimum amount required. The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts under the rule.

ADDITIONAL INFORMATION

TEACHERS FINANCIAL INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL	
Total Stockholder's Equity qualified for net capital	$ 9,340
Less Non allowable assets	-
Net Capital	9,340
Net minimum capital requirements of 6.66% of aggregate indebtedness or $5,000, whichever is greater	5,000
Excess Net Capital	$ 4,340

RECONCILIATION WITH COMPANY'S NET CAPITAL
COMPUTATION (INCLUDED IN PART II
OF FORM X-17A-5 AS OF DECEMBER 31, 2007)

Net Capital, as reported in Company's Part II of Form x-17A-5 as of December 31, 2007	$ 9,340
Net Capital per above computation	$ 9,340

TEACHERS FINANCIAL INVESTMENT CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
AS OF DECEMBER 31, 2007

An exception from Rule 15c3-3 is claimed, based upon Section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2007

An exception from Rule 1c3-3 is claimed, based upon section (k)(2)(i).

HARRY G. DUFFIELD
CERTIFIED PUBLIC ACCOUNTANT
4540 KEARNY VILLA ROAD
SUITE 114
SAN DIEGO, CALIFORNIA 92123

TELEPHONE
(858) 874-0100
FACSIMILE
(858) 874-0107

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC
ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Teachers Financial Investment Corporation
Lake Forest, California

I have audited the financial statements of Teachers Financial Investment Corporation for the period ended December 31, 2007 and have issued my report thereon dated February 13, 2008. As part of my audit, I made a study and evaluation of the Company's system of internal control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Teachers Financial Investment Corporation, that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, I have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or

control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, I do not express an opinion on the system of internal control of Teachers Financial Investment Corporation taken as a whole. My study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all

material respects indicate a material inadequacy for such purposes. Based on this understanding an on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives and nothing came to my attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the period then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be uses for any other purpose.

HARRY G. DUFFIED, C.P.A.
February 13, 2008

END